

April 27, 2011

Via U.S. Mail and Fax (858) 202-4766

Jay T. Flatley
President, Chief Executive Officer and Director
Illumina, Inc.
9885 Towne Centre Drive,
San Diego, CA 92121

> **Re: Illumina, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2011**
> **Filed February 28, 2011**
> **File No. 000-30361**

Dear Mr. Flatley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

January 2, 2011 Form 10-K

Item1. Business, page 4

Marketing and Distribution, page 14

1. We noted disclosures in this section that in certain markets within Europe, the Asia-Pacific region, Latin America, the Middle East, and South Africa you sell your products and provide services to customers through distributors that specialize in life science products. Please revise future filings to clearly disclose any significant and/or unique terms of your sales transactions with distributors as well as any material revenue recognition issues related to such sales transactions. Details should be provided in your revenue recognition policy disclosures to the extent that your revenue recognition policy

differs among the various marketing venues used by you, i.e. distributors, reseller, end user. Please also provide in your revenue recognition policy disclosures details of discounts, post shipment obligations, customer acceptance, credits, rebates, and price protection or similar privileges and how these impact revenue recognition in future filings. As part of your response, please provide us with your proposed disclosure.

Backlog, page 16

2. We see disclosures herein where you state that "a material portion of our backlog at January 2, 2011 is associated with a large order we received from one customer at the end of 2009 *for which we are using operating lease accounting* that requires us to recognize revenue over a period of three years with the majority of that revenue recognized in 2011 and 2012". Please provide us with additional information about the nature of the referenced order as well as references to the specific authoritative accounting literature that you follow in accounting for the order.

3. In a related matter, we did not see any *revenue recognition* policies in your financial statements that address leasing transactions. Please revise your significant accounting policy disclosures in future filings to disclose your revenue recognition policies for any material leasing transactions.

Item 8. Financial Statements and Supplementary Data, page 49

Index to Financial Statements, page 49

Notes to Consolidated Financial Statements, page 55

Note 1. Organization and Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 60

4. We noted disclosures herein that "in the first quarter of 2010, the Company offered an incentive with the launch of the HiSeq 2000 that enabled existing Genome Analyzer customers to trade in their Genome Analyzer and receive a discount on the purchase of a HiSeq 2000".   Please provide us with additional information about the nature of the referenced trade in program as well as references to the specific authoritative accounting literature that you applied in accounting for the referenced trade in transactions.

5. In a related matter, please revise your significant accounting policy disclosures in future filings to specifically disclose your revenue recognition policies for any material trade in transactions. Also, revise your Management's Discussion and Analysis disclosures in future filings to quantify the impact of the trade in program on changes in your results of operations, including gross margins, financial position and liquidity as of the dates and for the periods presented.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 87

6. We refer to your disclosure under the caption "Certain Relationships and Related Party Transactions" on page 50 of the proxy statement that you have incorporated by reference into your Form 10-K. Please tell us why you did not provide the disclosure required by Item 404(a) of Regulation S-K with regards to the transactions described in the second paragraph and tell us with specificity what the amounts involved in those transactions were.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Webb at (202) 551-3603 or Jeff Jaramillo at (202) 551- 3212 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief